UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      December 20, 2005

Mr. Selami Ahmet Sehsuvaroglu
Chief Executive Officer
Big Sky Energy Corporation
750, 440 - 2 Avenue S.W.
Calgary, Alberta
Canada, T2P 5E9

      Re:	Big Sky Energy Corporation
		Schedule 14A
      Filed November 23, 2005
		File No. 0-28345

Dear Mr. Sehsuvaroglu:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Proposal 3 - Approval of Amendments to the Big Sky Energy
Corporation
Stock Award Plan, page 17

1. Given that your 2000 Stock Option Plan was amended at the company`s annual meeting held on December 3, 2004, it appears that you are required to include in your Form 10-KSB for the period ended December
31, 2004, information specified in Items 201(d) and 601 of Regulation
S-B. Please revise. Also ensure that your proxy statement includes the information required by Item 10 of Schedule 14A. In this regard, we note that you have not included the tabular information required by
Item 10(a)(2).

Proposal 4 - Approval of Increase in the Share Capital of Big Sky
Energy Corporation, page 19

2. We note that you are seeking shareholder approval to increase your
"authorized shares from 150,000,000 shares of common stock ... to 250,000,000 shares of common stock." Disclose whether you have any current plans, proposals or arrangements, written or otherwise, to issue the authorized shares or state that you have no such plans, proposals, or arrangements, written or otherwise, at this time.

Proposal 5, Approval of Amendment to the Big Sky Energy
Corporation
Article of Incorporation, page 19

3. We note that you are proposing five changes to your Articles of Incorporation. Advise us why you believe that each of these changes does not need to be presented as a separate matter. Please refer to
Regulation 14a-4(a)(3).

4. Discuss the general effect of the amendment, as required by
Item 19
of Regulation S-K. In this regard, we note that you are proposing to amend your Articles of Incorporation "to include provisions regarding governance and the issue of capital stock which are commonly found in companies publicly traded in Canada." Address the effects, if any, of the proposed amendment on the current rights of the security holders.
Compare the proposed amendments to the current provision.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please contact Carmen Moncada-Terry at (202) 551-3687 or me at
(202) 551-3740 with any other questions.


      Sincerely,



      H. Roger Schwall
      Assistant Director


cc:	W. S. Lawler
      C. Moncada-Terry
Mr. Selami Ahmet Sehsuvaroglu
Big Sky Energy Corporation
December 20, 2005
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